

Mail Stop 3561

August 17, 2007

By Facsimile and U.S. Mail

Constellation Energy Group, Inc.
John Collins
Principal Financial Officer
750 E. Pratt Street
Baltimore, MD 21202

> **Re:** **Constellation Energy Group, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 1-12869**

Dear Mr. Collins:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Base Rates, page 32

1. We note your discussion of base rates which includes a profit in addition to recovering your plant investment and operating costs. Prospectively, please enhance the discussion to quantify the equity return included in base rates.

Critical Accounting Policies, page 34

2. None of the critical accounting policies that you include in your current disclosures include the sensitivity analysis or other quantitative information. Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Synthetic Fuel Facilities, page 38

3. Please explain to us if idling your South Carolina facility has been given any consideration in light of the recent market price of oil. In this regard, we note your disclosure of a full phase out of the tax credit given market prices above $70 per barrel. If applicable, please supplement your response with any impairment testing that may have recently been performed.

Results of Operations, page 39

4. You indicate that margins were impacted by higher costs. We realize that the cost of generation has increased significantly over the recent past. It would be helpful for a reader if you specifically quantified your generation cost by fuel type, and source (e.g. the cost per megawatt for owned generation by fuel source, and the cost of purchased power). Please revise in future filings.

5. You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate on page 43 various factors that caused a decrease in gross margin from your retail competitive supply accrual activities in 2005 compared to 2004. While this information is helpful, you do not quantify the extent to which income was affected by each of these reasons. Whenever possible, please quantify all line item changes with more than one business reason. Please refer to Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

6. Reference is also made to your disclosure on page 47 where you indicate that operating expenses increased in 2006 due to an increase of $139.2 million at your competitive supply operations primarily related to *higher labor* and *benefit costs*, although you do not quantify the incremental impact of such items.

Off-System Sales, page 51

7. Prospectively, please quantify the amount of margin that is being shared between shareholders and customers.

Contractual Payment Obligations, page 57

8. Please explain in detail what consideration you gave to including contractual payments associated with derivative instruments.

Consolidated Statements of Income, page 67

9. Please advise why you do not separately present fuel and purchased energy expenses for both your regulated and non-regulated electric operations. See Rule 5-03.2 of Regulation S-X.

1 Significant Accounting Polices, page 78

Revenues, page 79

10. Please explain how BG&E accounts for estimated receivables with respect to energy delivered but not yet billed at period end. To the extent applicable, please disclose the amount of unbilled receivables.

State and Local Taxes, page 83

11. EITF Issue no. 06-3 was effective for interim and annual reporting periods beginning after December 15, 2006. Please note the disclosure requirements with respect to gross presentation of income taxes collected on behalf of governmental authorities.

4. Investments, page 94

12. Please explain in detail why you have not provided summarized financial information for your equity method investments. In this regard, it appears that equity method income was material for 2004 when compared to income from continuing operations. See paragraph 20 of APB no. 18.

13. Please explain to us the regulatory requirements with respect to the investment oversight of the NDT assets. In this regard, we assume a trustee is responsible for managing the trust funds; if our assumption is incorrect, please clarify. If correct, explain how you still maintain the intent and ability to retain investments which are in an unrealized loss position. Lastly, explain in detail the investments that have been in an unrealized loss position for greater than twelve months and your detailed reasoning for not recording an other than temporary impairment charge. See SAB Topic 5M.

Investments in Variable Interest Entities, page 95

14. Please provide to us your accounting analysis used to determine you were not the primary beneficiary of the power contract monetization variable interest entities.

12 Commitments, Guarantees, and Contingencies, page 108

68th Street Dump, page 110

15. We note your disclosure that the possible liability associated with this matter could be material to your financial results. Tell us whether you have been able to estimate a range of possible loss. Also, tell us if you will be able to recover these costs from your regulated business.

14 Stock Based Compensation, page 115

16. Please explain how you accounted for the excess tax benefit associated with your exercised stock options. In this regard, we note no stock compensation tax related items in your Consolidated Statements of Common Shareholders' Equity.

17. Please explain to us how you account for equity awards given to employees who are retirement eligible. Please revise future disclosure accordingly.

18. Prospectively, please disclose the tax benefit recognized for your restricted stock awards. See paragraph A240g.1 of SFAS no. 123(R).

Exhibit 12 – Ratio of Earnings to Fixed Charges

19. Please note that capitalized interest included in fixed charges should exclude AFUDC. Please refer to Item 503(d) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant